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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

THE BON-TON STORES, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
09776J 10 1
(CUSIP Number)
Henry F. Miller, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, PA 19103
(215) 977-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09776J 10 1	Page	2	of	9	Pages

1	NAMES OF REPORTING PERSONS: M. THOMAS GRUMBACHER

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		5,509,881

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		142,331

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,144,676

WITH	10	SHARED DISPOSITIVE POWER:

		142,331

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,652,212

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	09776J 10 1	Page	3	of	9	Pages
Amendment No. 7 to Statement on Schedule 13D
     This Amendment No. 7 amends the Schedule 13D with respect to the common stock, $0.01 par value per share (the “Common Stock”), of The Bon-Ton Stores, Inc. (the “Company”) beneficially owned by M. Thomas (Tim) Grumbacher, filed on October 18, 1999, as amended by Amendment No. 1 filed October 29, 1999, Amendment No. 2 filed on July 16, 2001, Amendment No. 3 filed on November 5, 2003, Amendment No. 4 filed on February 17, 2004, Amendment No. 5 filed on March 15, 2005 and Amendment No. 6 filed on April 13, 2007.
     Mr. Grumbacher is filing this Amendment No. 7 to Schedule 13D to report certain sales that have occurred pursuant to trading plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, entered into on April 13, 2007 by Mr. Grumbacher and the Grumbacher Family Foundation. These trading plans are further described in Item 4 of Amendment No. 6 to this Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 of this Schedule 13D is hereby amended and restated as follows:
     (a) Mr. Grumbacher is the beneficial owner of an aggregate of 5,652,212 shares of Common Stock, which comprise 33.5% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).
     Specifically, Mr. Grumbacher beneficially owns, and is the record holder of 2,243,756 shares of Common Stock and 2,406,253 shares of Class A Stock. Each share of Class A Stock owned by Mr. Grumbacher is convertible, at his option, into one share of Common Stock. Mr. Grumbacher also beneficially owns 337,308 shares of Common Stock held for his benefit under the Company’s Profit Sharing/Retirement Savings Plan (the “401(k) Plan”); the 401(k) Plan is the record holder of such shares.
     Mr. Grumbacher also beneficially owns (i) 179,937 shares of Common Stock held for his benefit under the M. Thomas Grumbacher 2005 Annuity Trust (the “2005-I GRAT”), (ii) 236,024 shares of Common Stock held for his benefit under the M. Thomas Grumbacher 2005 II Annuity Trust (the “2005-II GRAT”), and (iii) 106,603 shares of Common Stock held for his benefit under the M. Thomas Grumbacher 2006 Annuity Trust (the “2006 GRAT,” and together with the 2005-I GRAT and 2005-II GRAT, the “GRATs”). Each of the GRATs is the record holder of the shares held for the benefit of Mr. Grumbacher by such GRAT.
     Mr. Grumbacher also beneficially owns 126,773 shares of Common Stock in his capacity as one of four directors of the Foundation which owns 126,773 shares of Common Stock. The Foundation is the record holder of such shares.
     Mr. Grumbacher may be deemed a beneficial owner of certain shares held in trust. Mr. Grumbacher’s spouse, Nancy T. Grumbacher (“Nancy Grumbacher”), is a trustee of the following two trusts: (i) one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 30, 1999 (the “1999 Trust”); and (ii) one trust created under an

CUSIP No.	09776J 10 1	Page	4	of	9	Pages
Indenture of Trust of M. Thomas Grumbacher dated December 22, 2003 (the “2003 Trust,” and together with the 1999 Trust, the “Trusts”). The 1999 Trust and the 2003 Trust were each created for the benefit of one of Mr. Grumbacher’s grandchildren. The 1999 Trust owns 10,279 shares of Common Stock. The 2003 Trust owns 5,279 shares of Common Stock. As a result of Nancy Grumbacher being one of the trustees of each of the Trusts, Mr. Grumbacher may be deemed to be a beneficial owner of the shares of Common Stock owned by such Trusts. Mr. Grumbacher hereby disclaims beneficial ownership of the shares of Common Stock owned by the Trusts.
     (b) Mr. Grumbacher has (i) sole voting and sole dispositive power with respect to 2,738,423 shares of Common Stock; (ii) sole voting power with respect to an additional 365,205 shares of Common Stock; and (ii) sole voting and dispositive power with respect to 2,406,253 shares of Class A Stock.
     Mr. Grumbacher shares voting and dispositive power with respect to 126,773 shares of Common Stock held by the Foundation with the other directors of the Foundation. The other directors of the Foundation are Nancy Grumbacher, Michael L. Gleim (“Gleim”) and Henry F. Miller (“Miller”).
     If deemed a beneficial owner of the shares held by the Trusts, Mr. Grumbacher shares voting power and dispositive power with the respective trustees of each Trust, for each of the shares of Common Stock held by such Trust. The trustees of and shares beneficially owned by each of the Trusts are as follows:
     (i) The trustees of the 1999 Trust are Nancy Grumbacher, David R. Glyn (“Glyn”), Gleim and Beth G. Elser (“Elser”), and these trustees share voting and dispositive power with respect to 10,279 shares of Common Stock; and
     (ii) The trustees of the 2003 Trust are Nancy Grumbacher, Glyn, Gleim and Elser, and these trustees share voting and dispositive power with respect to 5,279 shares of Common Stock.
     The identity and background for each of the above-named persons with whom Mr. Grumbacher shares voting and dispositive power as to any shares is as follows:
Nancy T. Grumbacher:
-Address: 460 Country Club Road, York, Pennsylvania 17403.
-Nancy Grumbacher is presently not employed.
-Nancy Grumbacher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Nancy Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
-Citizenship: U.S.A.

David R. Glyn

CUSIP No.	09776J 10 1	Page	5	of	9	Pages
-Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.
-Glyn’s present principal occupation is attorney with Wolf, Block, Schorr and Solis-Cohen LLP.
-Glyn has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Glyn has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
-Citizenship: U.S.A.

Henry F. Miller

-Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.
-Miller’s present principal occupation is attorney with Wolf, Block, Schorr and Solis-Cohen LLP.
-Miller has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Miller has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
-Citizenship: U.S.A.

CUSIP No.	09776J 10 1	Page	6	of	9	Pages
Michael L. Gleim
-Address: c/o The Bon Ton Stores, Inc., 2801 East Market Street, York, PA 17402
-Gleim is presently a director of the Issuer.
-Gleim has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Gleim has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
-Citizenship: U.S.A.

Beth G. Elser
-Address: 5303 Lakeside Avenue, Virginia Beach, VA 23451.
-Elser is presently not employed.
-Elser has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Elser has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
-Citizenship: U.S.A.
     (c) Mr. Grumbacher effected the following transactions involving shares of Common Stock in the past 60 days:
     On April 20, 2007, the Foundation sold an aggregate of 20,000 shares of Common Stock of the Company at an average price per share of $52.6283 pursuant to the Foundation Rule 10b5-1 Plan.
     On April 23, 2007, the Foundation sold an aggregate of 25,500 shares of Common Stock of the Company at an average price per share of $53.8262 pursuant to the Foundation Rule 10b5-1 Plan.
     On April 24, 2007, the Foundation sold an aggregate of 4,500 shares of Common Stock of the Company at an average price per share of $52.8473 pursuant to the Foundation Rule 10b5-1 Plan.
     On April 27, 2007, Mr. Grumbacher sold an aggregate of 14,924 shares of Common Stock of the Company at an average price per share of $52.0874 pursuant to the Grumbacher Rule 10b5-1 Plan.
     On April 30, 2007, Mr. Grumbacher sold an aggregate of 12,843 shares of Common Stock of the Company at an average price per share of $50.8921 pursuant to the Grumbacher Rule 10b5-1 Plan.
     On May 4, 2007, Mr. Grumbacher sold an aggregate of 35,136 shares of Common Stock of the Company at an average price per share of $50.0803 pursuant to the Grumbacher Rule 10b5-1 Plan.

CUSIP No.	09776J 10 1	Page	7	of	9	Pages
     On May 7, 2007, Mr. Grumbacher sold an aggregate of 1,416 shares of Common Stock of the Company at an average price per share of $50.00 pursuant to the Grumbacher Rule 10b5-1 Plan.
     On May 17, 2007, Mr. Grumbacher sold an aggregate of 15,574 shares of Common Stock of the Company at an average price per share of $50.00 pursuant to the Grumbacher Rule 10b5-1 Plan.
     On May 18, 2007, Mr. Grumbacher sold an aggregate of 18,128 shares of Common Stock of the Company at an average price per share of $50.2452 pursuant to the Grumbacher Rule 10b5-1 Plan.
     On May 21, 2007, Mr. Grumbacher sold an aggregate of 35,884 shares of Common Stock of the Company at an average price per share of $51.7176 pursuant to the Grumbacher Rule 10b5-1 Plan.
     On May 22, 2007, Mr. Grumbacher sold an aggregate of 21,719 shares of Common Stock of the Company at an average price per share of $51.4125 pursuant to the Grumbacher Rule 10b5-1 Plan.
     On May 23, 2007, Mr. Grumbacher sold an aggregate of 25,640 shares of Common Stock of the Company at an average price per share of $51.3631 pursuant to the Grumbacher Rule 10b5-1 Plan.
     (d) The Foundation has the right to receive dividends from, and the proceeds from the sale of, 126,773 shares of Common Stock. Mr. Grumbacher, Nancy Grumbacher, Gleim and Miller, as the directors of the Foundation, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.
     The 1999 Trust has the right to receive dividends from, and the proceeds from the sale of, 10,279 shares of Common Stock. Nancy Grumbacher, Gleim, Glyn and Elser, as the trustees of the 1999 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     The 2003 Trust has the right to receive dividends from, and the proceeds from the sale of, 5,279 shares of Common Stock. Nancy Grumbacher, Gleim, Glyn and Elser, as the trustees of the 2003 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     The 2005-I GRAT has the right to receive dividends from, and the proceeds from the sale of, 179,937 shares of Common Stock. Mr. Gleim and Miller, as the trustees of the 2005-I GRAT, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     The 2005-II GRAT has the right to receive dividends from, and the proceeds from the sale of, 236,024 shares of Common Stock. Mr. Gleim and Miller, as the trustees of the 2005-II GRAT, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

CUSIP No.	09776J 10 1	Page	8	of	9	Pages
     The 2006 GRAT has the right to receive dividends from, and the proceeds from the sale of, 106,603 shares of Common Stock. Mr. Gleim and Miller, as the trustees of the 2005-II GRAT, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     (e)     Not applicable.

CUSIP No.	09776J 10 1	Page	9	of	9	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 25, 2007

/s/ David R. Glyn Name: David R. Glyn Attorney-in-fact